Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No. 333-108036

BRIO INTEGRATION PLANNING UPDATE
CONFERENCE CALL TRANSCRIPT
September 10, 2003

Following is a transcript of a webcast hosted by Hyperion Solutions Corporation on September 10, 2003.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion's proposed acquisition of Brio Software, Hyperion's expected financial performance, as well as Hyperion's strategic and operational plans. Actual events or results may differ materially from those described in this communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion's ability to successfully integrate Brio Software's operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion's and Brio Software's products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion's business and financial results is included in Hyperion's Annual Report on Form 10- K for the fiscal year ended June 30, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other reports filed by Hyperion with the Securities and Exchange Commission (the "SEC") which are available at the SEC's website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Brio Software's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information About the Proposed Merger and Where You can Find It

Hyperion and Brio Software have filed with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.

Brio Integration Planning Conf Call Script	p. 1

Linda

Good afternoon. Thank you for participating in our conference call and webcast today. Joining me today are Jeff Rodek, our Chairman and CEO, Godfrey Sullivan, our President and COO, and David Odell, our CFO. The purpose of today’s call is to discuss the progress we’ve made in planning for the integration of Brio Software’s people, products, and facilities once our planned acquisition of the company closes.

Today, we filed the final S-4 with the SEC. Brio will hold a special meeting of its stockholders at 10:00 a.m. Pacific on October 16, 2003 and Brio stockholders will vote on the proposal to approve the agreement to be acquired by Hyperion. Subject to stockholder approval and the satisfaction or waiver of all other closing conditions, we expect the acquisition to be completed that day, shortly after the meeting.

I hope you’ve all seen the press releases we issued in the past two days. Yesterday, we announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired, in relation to our planned acquisition of Brio Software. In this afternoon’s press release, we discussed our integration planning progress. You can access all of these materials in the investor relations section of our website at www.Hyperion.com.

Before I turn the call over to Jeff, I want to remind you that during this teleconference, we may make projections or other forward-looking statements regarding future events or future performance for our company. I caution you the statements are only predictions and actual events or results may differ materially. I refer you to the documents we filed with the SEC, including forms 10-K and 10-Q. These documents identify important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. The company doesn’t undertake any obligation to update the forward-looking statements to reflect future events or circumstances.

Our goals today are to keep you informed about recent developments and address topics we’ve been questioned about during our many investor meetings over the past six weeks. Due to the significant restrictions that limit what a public company is allowed to discuss at this point prior to an acquisition, we will not be able to entertain questions following our prepared remarks.

We will provide more information on our Q104 earnings call on October 21. In addition, we’ll present at several financial conferences in November and December, and will devote time at those conferences for one-on-one meetings. We’ll also hold an Analyst Day on November 20 here in Sunnyvale.

Now I’ll turn the call over to Jeff.

Jeff

Good afternoon. For those of you on our webcast, I’m starting with Slide #3. We are all very excited about the progress we’re making in planning for the integration of Hyperion and Brio. The level of excitement at both companies is building as we’re approaching the close. Our excitement stems from the tremendous opportunities we believe we will have to extend our lead with this acquisition. With Brio’s

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Business Intelligence products, Hyperion will bring the broadest set of interoperable solutions to the marketplace for Business Performance Management. We expect the transaction to be quickly accretive and the validation so far from employees, industry analysts and customers is very exciting and rewarding to hear.

Slide number 4. This acquisition will enable us to expand our addressable market to a larger number of users in a very exciting area of software. We believe it will expand our leadership as the world’s largest provider of Business Performance Management software, combining the power of Hyperion’s applications with a strengthened ability to do enterprise-wide reporting and analysis. It will expand our reach to all corners of the enterprise – from the finance department and beyond — and will enable us to capture customers earlier in the buying cycle, when their needs grow from simple reporting against transactional systems, to dynamic performance monitoring of key performance measures to KPI dashboarding. Additionally, we believe it will drive the adoption of Business Performance Management as an enterprise standard, positioning Hyperion as a strategic vendor to IT.

Slide number 5. Business intelligence is an essential element for Business Performance Management. We’ve said for the past two years that query and reporting is core to our business. It is also an important component of our ‘start anywhere’ strategy because business intelligence is often the first step a company takes in moving away from ‘spreadsheet hell’ to a more managed, controlled, and collaborative environment. We will sell Brio’s award-winning products as part of our Business Performance Management solutions, to help further our vision of provide customers breakthrough performance to thousands of users everywhere throughout the organization. It is very important to note that we also plan to sell Brio’s products as standalone Business Intelligence products.

I’m very pleased with the efforts of our joint Hyperion/Brio integration planning teams. Together, we’re making solid progress on our integration planning efforts, focusing on all aspects of the future combined company including people, products, and systems.

In the many meetings I’ve had with the investment community during the past several weeks, several of you have asked about the roles that Craig Brennan, Brio’s president and chief executive officer, and Craig Collins, Brio’s CFO, will play after the acquisition closes. While we released this in the S4 filed on August 15, I wanted to address it again today. Craig Brennan will be employed by Hyperion as an advisor through June 30, 2004. Craig Collins will continue on with us as an advisor until at least 10 business days following our first earnings announcement after the close. Both executives will work with us to execute on our integration planning. I want to take this opportunity to thank both Craigs for their

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contributions during this integration planning phase and their continued efforts after the closing. All of us greatly appreciate their efforts.

Also after the completion of the merger, one of the following current members of Brio’s board of directors — Yorgen Edholm, John Mutch or Edward Saliba — will be appointed to become a member of the Hyperion board of directors. The Nominating and Corporate Governance Committee of our Board of Directors is responsible for leading the selection process.

Now I’ll turn the call over to Godfrey, who will provide more details on our integration planning progress.

Godfrey

Good afternoon. Since announcing the acquisition 6 weeks ago, dedicated teams from Hyperion and Brio have been meeting regularly to plan for a smooth integration of employees, customers, partners and products. We’ve appointed two senior executives to lead the integration planning efforts. Debra Fleig, our VP of global customer support and John Pierson, our VP of global channels are leading the planning process on the Hyperion side, while Craig Collins, Brio’s CFO, is heading up the Brio teams. I’m very pleased with how well the teams are working together and the progress they’re making in planning for our combined company post-close.

Our planning process has been enhanced by our similar visions for Business Performance Management, the similar cultures of the two companies, and the proximity of our headquarters. We expect that these same factors will enable us to execute on our integration plans after the close.

As Jeff mentioned earlier, we view business intelligence as an essential element of Business Performance Management and an important component of our ‘start anywhere strategy.’ Business intelligence is often the first step a company takes in moving away from spreadsheet hell to a more controlled and collaborative environment to manage their operational performance. Hyperion is committed to Brio’s products and customer base; we will continue to develop, market, sell, and support the Brio product line.

Application areas for Brio products, Slide number 6.

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To give you a flavor, companies such as Boeing and Motorola use Brio to analyze payroll benefits and performance data for human capital management. Nike and North Face use Brio to monitor and report on critical inventory, logistics and distribution information for supply chain management. Others like Pfizer and Wells Fargo have deployed Brio for improved customer analysis and campaign effectiveness as part of their customer relationship management.

To bring these examples to life: Toyota motor sales uses Brio to optimize every aspect of vehicle operations, manage just-in-time customizations, lower transportation costs and keep dealers informed of inventory availability. Their marketing and distribution managers use operational dashboards to track 1.8 million vehicles in transit, from point of manufacture to point of entry. Similarly, Intuit managers in marketing and customer service use Brio to measure customer satisfaction, sell through effectiveness and drive to call-center efficiencies. Contact center managers use Brio to adjust their call strategy based on call volume, call duration, customer satisfaction rating and attached sales volumes.

With Hyperion’s strength in finance, the combined solutions will provide our customers with increased visibility in their operations as well as the financial impact of their performance.

The combination of the two companies’ now gives us product coverage to span the needs across the entire enterprise in areas such as: Finance, sales, marketing, manufacturing, human resources, etc. We can also now participate in IT-driven enterprise BI opportunities.

As the decisions for business performance management and business intelligence often emerge from different parts of the organization, we intend to retain the competencies of both the Hyperion and the Brio sales forces and keep them intact. The Hyperion sales force will be able to sell a more complete suite of products, including the Brio products. The Brio sales force will continue to focus on BI sales, and now with an even stronger BI platform.

By keeping both sales forces focused on their respective core competencies, we will now be able to expand into additional markets, serve more customers across more departments, and address both operational and financial needs.

We believe this is the right structure for our sales forces, and we will be closely monitoring the results, and will report on our progress in upcoming quarters.

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Slide number 7. We will now have the broadest suite of Business Performance Management solutions. Under our OEM agreement, we’ve already begun selling Brio’s products – standalone and bundled with our Business Performance Management solutions. We’ve rebranded them as Hyperion SQR for enterprise-class reporting; Hyperion Intelligence for Web-based ad hoc query, reporting and analysis; and Hyperion Metrics Builder for web-based personalized KPI dashboards.

We are committed to Brio’s products and plan to innovate and extend their functionality. All products will be re-branded under the Hyperion name. Having partnered with Brio since 1996, we know that Brio and Hyperion products share compatible architectures. As a result, we will NOT need to engage in complicated and lengthy efforts to re-architect their products.

In addition, our two companies’ products are highly complementary with minimal overlap. As shown in Slide number 8, Brio’s products fill a product gap in the ad hoc query and reporting and enterprise reporting domains, and further extend that functionality into metrics management and KPI dashboarding.

Our development team is focused on three areas of product integration. Integrate Brio 8 products with Hyperion’s suite-based Business Performance Management applications, enabling customers to view rich operational data in context with their financial reports. With this integration, customers will be able to publish operational reports and integrated dashboards that combine financial data sourced from Hyperion’s BPM applications with operational data from existing transactional systems. We expect this integration to be available to customers in the December quarter.

Integrate Brio Metrics Builder with the Hyperion Platform to create the next generation of content-driven applications and dashboards. Hyperion’s vision for enterprise metrics management will be unveiled coincident with the company’s integrated platform launch in January 2004.

Finally, we’ll integrate Hyperion and Brio platform technologies to create a common environment addressing the full spectrum of query, reporting and analysis. Early product previews will be featured at Hyperion’s Solutions user group conference in Chicago in April 2004.

The feedback regarding the acquisition we’ve gotten from customers, partners, and industry analysts has been very favorable. They are enthusiastic and recognize the logical product fit. Brio customers are pleased that the acquisition will eliminate vendor viability concerns and Hyperion customers tell us repeatedly they like the idea of one stop shopping for BI and BPM technologies. Hyperion’s and Brio’s

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partner networks are highly complementary and offer us yet additional opportunities for market expansion.

During this period both companies have remained committed to continued innovation on the products. The planned releases for version 7 of Hyperion Essbase XTD as well as Brio 8.2 remain on target.

Version 7 of the Hyperion Essbase XTD platform, currently in beta, is scheduled for end of year general availability and has several exciting breakthroughs. First, it highlights a new infrastructure hub that integrates processes across our applications, providing customers greater deployment flexibility and information access. Version 7 also provides the core functionality to deploy globally in any language through a highly scalable 64-bit architecture. To extend the reach of Essbase XTD into new operational areas such as marketing, logistics and retail, we’re also adding significant analytical capabilities such as predictive modeling, forecasting and alerting. Version 7 delivers the broadest support in the industry for Linux, lowering customers’ cost of ownership for business performance management. Finally, version 7 will support XML for Analysis (XMLA), JOLAP and XBRL, furthering Hyperion’s technology leadership and commitment to industry standards.

With 8.2, Brio continues to advance end-user ease of use. It features a new web-based environment that enables every user to create personalized dashboards to better monitor performance relevant to their business function and goals. 8.2 embraces web services and provides customers with the ability to quickly integrate Brio’s business intelligence content with existing portals and applications. Like Hyperion, Brio is committed to lowering customers’ cost of ownership and with 8.2 offers full Linux support. Brio 8.2 also provides IT management with greater usage and tracking statistics essential to allocating and provisioning IT resources.

I’m very excited about the progress we’re making with our integration planning. We have hit the ground running, and we look forward to delivering breakthrough performance everywhere to our customers.

Now I’ll turn the call over to David.

David

Good afternoon. I would like to make a few comments on the Brio acquisition and then touch on our stock repurchase plan. Subject to obtaining stockholder approval, we expect the transaction to close on

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Oct. 16. Accordingly, we will issue guidance for the combined companies during our Q104 earnings call on Oct. 21.

As stated on the July 23 conference call, we conservatively estimate annual cost synergies in the range of $12-15 million. We expect to realize cost savings from headcount reductions of about 5% of the combined company’s workforce. We will target these reductions where there are headcount redundancies, primarily in G&A and marketing.

We’re assessing our options for combining our facilities and will realize cost savings over time. We are planning to co-locate facilities wherever possible. After reviewing approximately 30 potential headquarters’ sites including both companies’ current locations, we expect the facilities integration plan to be completed by the closing, with full co-location completed by the summer of 2004. Worldwide locations are also expected to be co-located.

In addition, we have opportunities for operational synergies including telecom and transaction systems.

As we previously disclosed, Hyperion’s board of directors has authorized us to repurchase up to $125 million of our common stock. Since filing the S4 on August 15, we have repurchased 805,000 Hyperion shares for a total cost of $26 million, as of close of market on September 8, 2003. The weighted average purchase price was $32.29 per share. We expect to continue repurchasing shares and will determine the timing and amount of shares to be repurchased based upon market conditions, regulatory restrictions and other factors.

Jeff

Our vision is to provide customers with breakthrough performance everywhere, from the boardroom to the front lines. With our planned acquisition of Brio, we expect to drive performance accountability to all levels of the organization. We will sell Brio’s products as part of our Business Performance Management solutions. And we will compete in standalone Business Intelligence opportunities.

With Brio’s essential business intelligence technology, we now offer the broadest set of interoperable Business Performance Management solutions. Brio’s products are highly complementary to ours with little product overlap, and do not need to be re-architected.

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We expect the transaction to be quickly accretive to earnings and are pleased with the enthusiastic validation so far from employees, customers, partners, and shareholders. We are progressing well with our integration planning efforts, aided by the vision lock between the two companies and our headquarters’ proximity. Once the acquisition closes, we will focus on execution to extend our leadership position as the world’s largest provider of Business Performance Management software.

Our goals today are to keep you informed about recent developments and address topics we’ve been questioned about during our many investor meetings over the past six weeks. Due to the significant restrictions that limit what a public company is allowed to discuss at this point prior to an acquisition, we are unfortunately not able to entertain questions.

Thank you again for joining us today and we look forward to speaking with you again in October.